PHOENIX MOTOR INC.
1500 Lakeview Loop
Anaheim, CA 92807

May 23, 2022

Division of Corporate Finance

Office of Manufacturing
United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	SiSi Cheng/ Hugh West Jennifer Angelini/ Anne Parker

Re:	Phoenix Motor Inc. Amendment No. 7 to Registration Statement on Form S-1 Filed May 16, 2022 File No. 333-261384

Dear Ladies and Gentlemen,

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of May 20, 2022 with respect to the Amendment No. 7 to Registration Statement on Form S-1 (the “S-1”) filed on May 16, 2022 by Phoenix Motor Inc. (the “Company”). For your convenience, the text of the Staff’s comment is set forth below followed by the Company’s response.

Amendment No. 7 to Form S-1

General

1.	We note your response to prior comment two. Please address the following:

•	Exhibit 3.7 appears to change the par value of your stock by means of correcting a typo and, as previously noted, the reverse 1-for-4 stock split does not appear to affect par value. Accordingly, please confirm that your board of directors has duly authorized the change in par value, from $0.0001 to $0.0004.

•	Revise your disclosure to remove all references to the historic par value of $0.0001, or alternatively to clearly state the date on which the par value was changed to $0.0004 (e.g., on pages 92, F-19, and F-31).

•	Refile Exhibit 3.7 in text-searchable format.

•	Refile Exhibit 4.1 to reflect the current par value of your common stock.

Company Response: In response to the Staff’s comment, we confirm that our board of directors has duly authorized the change in par value, from $0.0001 to $0.0004. Further, we have revised disclosures on pages 92, F-19, and F-31 to state the date on which the par value was changed to $0.0004. We have also refiled Exhibit 3.7 in text-searchable format, and refiled Exhibit 4.1 to reflect the current par value of our common stock.

Exhibits

2.	We note disclosure on page 89 regarding the loan extended by your parent company. Please file the loan agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Company Response: In response to the Staff’s comment, we have filed the loan agreement as Exhibit 10.23.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email me at 909-987-0815, chrisw@phoenixmotorcars.com. Thank you for your time and attention to this filing.

Sincerely,

Phoenix Motor Inc.

/s/ W. Chris Wang
Name: W. Chris Wang
Title: Chief Financial Officer